SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 To

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Pursuant to Section 14(d)(4) of the

Securities Exchange Act of 1934

NUMERICAL TECHNOLOGIES, INC.

(Name of Subject Company)

NUMERICAL TECHNOLOGIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value

(Title of Class of Securities)

67053T101

(CUSIP Number of Class of Securities)

Dr. Narendra K. Gupta

Interim President and Chief Executive Officer

70 West Plumeria Drive

San Jose, California 95134-2134

(408) 919-1910

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With a copy to:

John V. Roos, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☐	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, initially filed on January 23, 2003 by Numerical Technologies, Inc., a Delaware corporation (“Numerical” or the “Company”), as amended by Amendment No. 1 to Schedule 14D-9 filed by the Company on February 13, 2003 and Amendment No. 2 to Schedule 14D-9 filed by the Company on February 21, 2003 (the “Schedule 14D-9” or the “Statement”). The Schedule 14D-9 relates to the tender offer by Neon Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Synopsys, Inc., a Delaware corporation (“Synopsys”), to purchase all the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Numerical at a purchase price of $7.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2003, as amended, and in the related Letter of Transmittal, which were filed with the Schedule 14D-9 as Exhibits (a)(1) and (a)(2), respectively (the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Synopsys and Purchaser with the Securities and Exchange Commission on January 23, 2003, as amended by additional filings on February 5, 2003, February 13, 2003, February 21, 2003 and February 25, 2003. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8.    Additional Information.

Item 8 is hereby amended and supplemented by adding the following text below the last paragraph of the subsection entitled “Extension of Offer”:

“The Offer expired at 12:00 midnight, New York City time, on Monday, February 24, 2003. Upon expiration of the Offer, Purchaser accepted all validly tendered Shares for payment in accordance with the terms of the Offer. Synopsys and Purchaser have advised Numerical that, as of the expiration of the Offer, an aggregate of approximately 31,043,045 Shares were validly tendered to the Purchaser in the Offer, including approximately 8,566,909 Shares delivered through notices of guaranteed delivery, representing approximately 91.15% of the Shares outstanding.

On February 25, 2003, Synopsys issued a press release announcing that Purchaser accepted all Shares validly tendered in the Offer and that Purchaser commenced a subsequent offering period for all remaining untendered Shares expiring at 12:00 midnight, New York City time, on Thursday, February 27, 2003, unless further extended. Synopsys and Purchaser have advised Numerical that Purchaser will immediately accept all Shares properly tendered during the subsequent offering period and will pay the tendering stockholders promptly after acceptance. The same $7.00 per Share price offered in the prior offering period will be paid during the subsequent offering period. Shares tendered in the prior offering period and during the subsequent offering period may not be withdrawn. Synopsys and Purchaser have reserved the right to extend the subsequent offering period in accordance with applicable law. A copy of the press release issued by Synopsys is incorporated herein by reference as Exhibit (e)(24).”

ITEM 9.    Material to be Filed as Exhibits.

The description of Exhibit (a)(1) is amended to read as follows:

“Offer to Purchase, dated January 23, 2003, as amended on February 5, 2003, February 13, 2003, February 21, 2003 and February 25, 2003 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO filed by Neon Acquisition Corporation and Synopsys, Inc. with respect to the Offer on January 23, 2003, as amended on February 5, 2003, February 13, 2003, February 21, 2003 and February 25, 2003 (“Schedule TO”)).”

Item 9 is hereby further amended and supplemented by adding the following exhibit thereto:

Exhibit Number	Description
(e)(24)	Press Release, dated February 25, 2003, issued by Synopsys (incorporated by reference to Exhibit (a)(1)(L) of Schedule TO).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 2003

NUMERICAL TECHNOLOGIES, INC.

/S/ NARENDRA K. GUPTA
Narendra K. Gupta
Interim President and Chief Executive Officer

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